[KLG SEATTLE LETTERHEAD]

November 5, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ameen Hamady

Re:	Bellevue Life Sciences Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted March 12, 2021

CIK 0001840425

Dear Mr. Hamady:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on April 8, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 (CIK 0001840425) (the “Draft Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting by EDGAR Amendment No. 1 to the Draft Registration Statement (the “Draft Registration Statement Amendment”) responding to the Staff’s comments as noted below. The bold type below is the Staff’s comments and the regular type constitutes the Company’s responses thereto.

General

1.

We note the disclosure on page 8 that OSR Fund, an affiliate of the sponsor has agreed to purchase at least 1 million units in this offering. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by OSR Fund and quantify any ceiling. If not, please disclose the potential material impact on the public investors. In addition, consider adding risk factor disclosure.

This will confirm that OSR Fund does not intend to purchase any units in the offering and the Draft Registration Statement has been revised to remove any references to OSR Fund purchasing units in the offering. The Draft Registration Statement reflects that, prior to consummation of the offering, OSR Fund will enter into a forward purchase agreement that will provide for the purchase of units, at a purchase price of $10.00 per unit, in a private placement that would occur concurrently with the consummation of our initial business combination, with the aggregate dollar amount of such investment to be equal to the dollar amount of redemptions requested by holders of our public shares, up to a maximum aggregate investment of $25,000,000.

U.S. Securities and Exchange Commission

November 5, 2021

Risk Factors, page 27

2.	Please revise to organize the risk factors under relevant headings, as required by Item 105(a) of Regulation S-K.

We have revised the risk factor disclosure to be organized under relevant headings in response to your comment. Revised disclosure responding to this comment has been added on pages 27-62 of the Draft Registration Statement Amendment.

Principal Stockholders, page 123

3.

Please revise the amount held by your sponsor after the offering to include the common stock that are part of the 250,000 units the sponsor will purchase in a private placement concurrent with the initial public offering. In addition, please clearly disclose the person(s) with voting and dispositive control over OSR Fund.

This will confirm that the amount of shares owned after the offering by the Sponsor includes 1,437,500 shares purchased on July 30, 2020 plus 300,000 shares that are to be purchased in a private placement, less 187,500 shares that are forfeited in the event the over-allotment option is not exercised and less 25,000 shares to be transferred by the sponsor to the underwriters. See Footnote 2 on page 123. This will also confirm that OSR Fund is no longer purchasing shares in the offering and is no longer required to be included in the disclosure relating to Principal Stockholders. Accordingly, the Draft Registration Statement Amendment has been revised to remove OSR Fund from such disclosure.

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

Gary J. Kocher

cc:    Kuk Hyoun Hwang, Chief Executive Officer